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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934*

                           Trigen Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   895930105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Ray A. Mantle, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6180
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 30, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  895930105                                               Schedule 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Societe Lyonnaise des Eaux
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                        (b) |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of France
------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         6,317,944

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         1,511,432
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          6,317,944
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       -0-
                      ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,829,376
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  65.6%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.  895930105                                               Schedule 13D
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Elyo S.A.
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b) |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF, WC
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of France
------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         6,317,944

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         1,511,432
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          6,317,944
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       -0-
                      ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,829,376
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  65.6%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.  895930105                                              Schedule 13D
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cofreth American Corporation    51-0262996
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b) |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF, WC
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware (USA)
------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         4,680,670

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         1,511,432
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          4,680,670
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       -0-
                      ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,192,102
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  51.8%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.  89530105                                               Schedule 13D
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Compagnie Parisienne de Chauffage Urbain
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|X|
                                                                        (b)|_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of France
------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         1,637,274

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         1,511,432
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          1,637,274
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       -0-
                      ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,148,706
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.4%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.           Security and Issuer
                  Common Stock, par value $.01 per share ("Common Stock")

                  CUSIP Number
                  895930105

                  Trigen Energy Corporation ("Trigen")
                  One Water Street
                  White Plains, New York  10601

Item 2.           Identity and Background

                  (a)      Name

                           Societe Lyonnaise des Eaux ("Lyonnaise")
                           Elyo S.A., formerly Ufiner-Cofreth, S.A. ("Elyo") Cofreth American Corporation ("CAC")
                           Compagnie Parisienne de Chauffage Urbain ("CPCU")

                  (b)      Business Address

                           Societe Lyonnaise des Eaux
                           72, Avenue de la Liberte
                           Nanterre 92022  France

                           Elyo S.A.
                           235, Avenue Georges Clemenceau
                           Nanterre 92000  France

                           Cofreth American Corporation
                           One Water Street
                           White Plains, New York 10601

                           Compagnie Parisienne de Chauffage Urbain
                           185, Rue de Bercy
                           Paris 75561  France

                  (c) The principal business of Lyonnaise is in services, including water, energy, waste management, media and communications and in construction, including building and civil engineering, concessionary operations, road building and industrial activities.

                           The principal business of Elyo is Operation and Maintenance, District Heating and Cooling/Cogenera-tion/Energy from waste, gas and electricity.

                           The principal business of CPCU is the operation of District Heating plants in Paris, France.

                           The principal business of CAC is the Operation and Maintenance in the United States, District Heating and Cooling/Cogeneration/Energy from waste.

                  (d) None of Lyonnaise, Elyo, CPCU or CAC have been convicted in a criminal proceeding within the last five years.

                  (e) Within the last five years, none of Lyonnaise, Elyo, CPCU or CAC have been party to a civil proceeding before a judicial or administrative body of com-petent jurisdiction wherein as a result of such proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activi-ties subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On September 30, 1996, CAC purchased 240,000 shares of
                  Common Stock from Trigen at a price of $21.25 per share, or $5.1 Million in total. Elyo loaned the funds to CAC on an intercompany basis. Elyo has loaned funds to CAC in the past to permit it to respond quickly to business opportuni-ties; although there is no firm commitment that Elyo will make such loans, CAC anticipates that Elyo will advance funds for purposes consistent with CAC's and Elyo's business plans. The loan to purchase the 240,000 shares of Trigen Common Stock is an open account transaction, without collateral or any loan documentation beyond a book entry. The interest rate and repayment terms have not been settled at this time. Elyo used its own funds for the advance to CAC.

                  On September 30, 1996, CAC purchased 7,000 shares each from Raymond Roux and from Jean-Paul Paufique at a price of $22.50 per share, or $315,000 in total. CAC used its own funds from working capital for these purchases.

Item 4.           Purposes of Transaction.

                  Lyonnaise, Elyo, CAC and CPCU as a group had initially acquired 6,063,944 shares of Trigen's Common Stock prior to the initial public offering of Trigen in August 1994, as reported in a Schedule 13G filed in February 1995. As part of the arrangements made in August 1994 in connection with Trigen's initial public offering, the group obtained shared voting power over an additional 1,484,528 shares of Trigen's Common Stock. See Item 6 below for a further description of this shared voting power. Subsequently, Mr. Ludwig sold all of his shares, and the other Management Stockholders acquired additional shares, so that the total number of shares subject to this shared voting power incresed to 1,511,432.

                  CAC acquired the 240,000 shares of Common Stock purchased from Trigen on September 30, 1996 to maintain its relative percentage ownership in view of Trigen's issuance of 200,000 shares of Common Stock to Trust Company of the West in payment of debt of a wholly-owned subsidiary of Trigen, Trigen Lindbergh Corporation. Under its present business plan, Elyo intends to remain indirectly a major shareholder of Trigen through CAC's and CPCU's ownership of Common Stock. CAC's purchase of the 240,000 shares of Common Stock was in furtherance of this policy.

                  CAC purchased the 14,000 shares of Common Stock from Messrs. Roux and Paufique for the same purpose of maintaining its relative position as a major shareholder of Trigen. Messrs. Roux and Paufique had exercised options to purchase a total of 20,000 shares. They intended to sell 14,000 shares, so CAC purchased them under Elyo's policy described above.

Item 5.           Interest in Securities of the Issuer.

                  Lyonnaise and Elyo

                  (a)      Amount Beneficially Owned                                             7,829,376

                           Percent of Class                                                          65.6%

                  (b)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote                        6,318,944

                           (ii)     share power to vote or direct the vote                       1,511,432

                           (iii)    sole power to dispose or to direct the disposition of        6,318,944

                           (iv)     shared power to dispose or to direct the disposition of          -0-

                           CAC

                  (a)      Amount Beneficially Owned                                             6,192,102

                           Percent of Class                                                          51.8%

                  (b)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote                     4,680,670

                           (ii)     shared power to vote or to direct the vote                   1,511,432

                           (iii)    sole power to dispose or to direct the disposition of        4,680,670

                           (iv)     shared power to dispose or to direct the disposition of          -0-

                           CPCU

                  (a)      Amount Beneficially Owned                                             3,148,706

                           Percent of Class                                                          26.4%

                  (b)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote                     1,637,274

                           (ii)     shared power to vote or to direct the vote                   1,511,432

                           (iii)    sole power to dispose or to direct the disposition of        1,637,274

                           (iv)     shared power to dispose or to direct the  disposition of         -0-

                  (c)      Not applicable.

                  (d) No person except for Lyonnaise, Elyo, CAC and CPCU, is known to have a right to receive or the power to direct the receipt of dividends from, or the pro-ceeds from the sale of, the Common Stock owned by CAC and CPCU.

                  (e)      Not applicable.

                  (f)      Citizenship

                           Lyonnaise, Elyo and CPCU are organized under the laws of the Republic of France. CAC is a Delaware corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  CAC and CPCU (collectively, the "Companies") and Thomas R. Casten, Richard E. Kessel, John J. Ludwig, Michael Weiser and Eugene E. Murphy (collectively, "Management Stockholders") may be deemed to have formed a group as a result of the Stockholders Agreement dated as of August 10, 1994, entered into among these parties, pursuant to which the Companies may direct the voting of the Management Stockholders in certain circumstances. A copy of the Stockholders Agreement was filed as Exhibit 9 to Trigen's Registration Statement on Form S-1 filed with the SEC on August 11, 1994. Subsequently, Mr. Ludwig sold all of his shares and is no longer included in the group under the terms of the Stockholders Agreement.

                  CAC, CPCU, Elyo and Lyonnaise may be deemed to form a group. Lyonnaise owns 78.3% of the outstanding voting stock of Elyo. Elyo directly owns 72.3% of the outstanding voting stock of CAC and may be deemed to own beneficially 89% of the out-standing voting stock of CAC due to its ownership of stock in certain other entities which are themselves owners of out-standing voting stock of CAC. CPCU is a subsidiary of Elyo, which owns 64.5% of the outstanding voting stock of CPCU.
                  CAC and CPCU will most likely take actions in a concerted manner.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 10, 1996                      SOCIETE LYONNAISE DES EAUX


                                             By: /s/ Raymond F. Steckel*
                                                    Attorney-in-Fact


Date:  October 10, 1996                      ELYO S.A.

                                             By:  /s/ Raymond F. Steckel*
                                                      Attorney-in-Fact


Date:  October 10, 1996                      COFRETH AMERICAN CORPORATION

                                             By:  /s/ Raymond F. Steckel*
                                                      Attorney-in-Fact


Date:  October 10, 1996                      COMPAGNIE PARISIENNE DE
                                             CHAUFFAGE URBAIN

                                             By:  /s/ Raymond F. Steckel*
                                                      Attorney-in-Fact


* See attached Power of Attorney.

                                POWER OF ATTORNEY


     COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN hereby authorizes any of RAYMOND F. STECKEL, RAY A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 3, Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.


                                     COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN


                                     By:  /s/ Philippe Rappeneau
                                          Name:  Philippe Rappeneau
                                          Title: President

Date:  October 10, 1996

                                POWER OF ATTORNEY


     ELYO S.A hereby authorizes any of RAYMOND F. STECKEL, RAY A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 3, Form 4, Form 5, Schedule 13-D and
Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.


                                      ELYO S.A.


                                      By:  /s/ Michel Bleitrach
                                           Name:  Michel Bleitrach
                                           Title: Chairman and CEO

Date:  October 10, 1996

                                POWER OF ATTORNEY


     SOCIETE LYONNAISE DES EAUX hereby authorizes any of RAYMOND F. STECKEL, RAY
A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 3, Form 4, Form 5,
Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.

                                      SOCIETE LYONNAISE DES EAUX


                                      By:  /s/ Michel Cassou
                                      Name:  Michel Cassou
                                      Title: Deputy General Manager

Date:  October 10, 1996

                                POWER OF ATTORNEY


     COFRETH AMERICAN CORPORATION hereby authorizes any of RAYMOND F. STECKEL, RAY A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 3, Form 4, Form 5,
Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.

                                    COFRETH AMERICAN CORPORATION


                                    By:  /s/ Jean Malahieude
                                         Name:  Jean Malahieude
                                         Title: Executive Vice President

Date:  October 4, 1996